Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors Adaptimmune Therapeutics plc:

We consent to the incorporation by reference in the registration statement (No. 333-212713) on Form S-3 and in registration statement (No. 333-203929) on Form S-8 of Adaptimmune Therapeutics plc of our report dated March 15, 2018 with respect to the consolidated balance sheets of Adaptimmune Therapeutics plc and subsidiaries as of December 31, 2017 and December 31, 2016, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2017 and 2016, the six month period ended December 31, 2015 and the year ended June 30, 2015, which report appears in the December 31, 2017 annual report on Form 10-K of Adaptimmune Therapeutics plc.

/s/ KPMG LLP

Reading, United Kingdom

March 15, 2018